
October 24, 2022

Amy Weaver
Chief Financial Officer
Salesforce, Inc.
Salesforce Tower
415 Mission Street, 3rd Fl
San Francisco, California 94105

Re: Salesforce, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2022
File No. 001-32224

Dear Amy Weaver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program